SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Amendment No. 7

American Financial Group, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

025932 10 4
(CUSIP Number)

Karl J. Grafe, Esq.
301 East Fourth Street
Cincinnati, Ohio 45202
(513)  579-2540
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [    ]

Page  of 1 of 4

CUSIP No. 025932 10 4		Page 2 of 4 Pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) S. Craig Lindner
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,088,799
	8	SHARED VOTING POWER 2,970,007
	9	SOLE DISPOSITIVE POWER 2,088,799
	10	SHARED DISPOSITIVE POWER 2,970,007
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,058,806 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON* IN

Page  of 2 of 4

Item 1.     Security and Issuer.

This Schedule 13D is filed on behalf of S. Craig Lindner (the “Reporting Person”), to amend and update his Schedule 13D most recently amended on October 27, 2011, relating to the Common Stock, no par value per share (“Common Stock”) issued by American Financial Group, Inc. (“AFG”).  The principal executive offices of AFG are located at One East Fourth Street, Cincinnati, Ohio 45202.

Item 2.     Identity and Background.

(a)           S. Craig Lindner
(b)           301 East Fourth Street, Cincinnati, Ohio 45202
(c)           Individual Investor
(d)           None
(e)           None
(f)           United States Citizen

Item 3.     Source and Amount of Funds or Other Consideration.

N/A

Item 4.     Purpose of Transaction.

On June 3, 2013, the Reporting Person transferred his shared voting and dispositive power over 955,227 shares of Common Stock owned by two family trusts to Edyth B. Lindner.

The Reporting Person considers his beneficial ownership of AFG equity securities as an investment which he continues to evaluate.  Although he has no present plans to do so, from time to time the Reporting Person may acquire additional AFG equity securities or dispose of some or all of the AFG equity securities which he beneficially owns.

Except as set forth in this Item 4, the Reporting Person presently has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

 As of June 3, 2013, the Reporting Person beneficially owned 5,058,806 shares (or approximately 5.6% of the outstanding shares) of AFG Common Stock, which amount includes 1,625,682 shares held in his trust over which he has voting and dispositive power; 112,199 held by a trust over which his spouse has voting and dispositive power; 225,546 shares held in a trust over which his spouse has dispositive power; 11,467 shares held in a trust over which he shares voting and dispositive power with Carl H. Lindner III; 2,398,000 shares owned by a limited liability company, and 334,994 held by a foundation over which he shares voting and dispositive power with Carl H. Lindner III and Edyth B. Lindner; 28,418 shares owned through a Company retirement plan; and 322,500 shares which may be acquired within 60 days through the exercise of options granted under the Option Plan.

    Within the 60-day period preceding the date of filing of this Amendment to Schedule 13D, the Reporting Person had engaged in the following transactions.

Page  of 3 of 4

Date	Transaction	Number of Shares Acquired/(Disposed)	Price ($)(1)
5/19/2013	Gift	(8,853)	N/A
5/17/2013	Open market sale	(25,000)	49.52
5/20/2013	Open market sale	(1,281)	49.55

(1) Reflect multiple transactions and are provided at the weighted average prices for each transaction date as follows:  5/17/2013 sales were effected at prices ranging from $49.50 to $49.58; 5/20/2013 sales were effected at prices ranging from $49.51 to $49.56.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None

Item 7.   Material to be filed as Exhibits.

(1)	Power of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended (previously filed).

After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:   June 11, 2013

/s/ Karl J. Grafe
Karl J. Grafe, As Attorney-in-Fact for
S. Craig Lindner

Page  of 4 of 4